Exhibit 1
Noah Education Announces Second Quarter Fiscal 2009
Financial Results
SHENZHEN, CHINA — February 17, 2009 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of supplementary education services in China, today announced its unaudited financial results for the three and six months ended December 31, 2008.
Mr. Dong Xu, Noah’s chairman and chief executive officer, said, “We have delivered a solid fiscal second quarter, generating a year-over-year net revenue increase of 11% and year-over-year gross profit improvement of nearly 20%. We attribute our quarterly revenue growth, which exceeded our guidance, to the increasing success of our KLD product, the continued expansion of our Access Noah network and the successful offloading of outdated DLD inventory that began in the fiscal first quarter. As a result, our operating income improved 43% year-over-year. Our KLD products, which recorded a 34% sequential increase in revenue during our seasonally soft quarter, remained the key catalyst in our ELP business. We expect KLDs to continue contributing to our ELP sales and margin growth in the near-term.
“In the fiscal second quarter, we also initiated a realignment of our distribution channels spearheaded by our newly appointed Vice President of Sales and Marketing, Yi Liu. Yi brings to Noah extensive experience in consumer marketing and channel distribution from Lenovo. We are confident that Yi will strengthen our distribution channels to drive continued growth,” Mr. Xu added.
“In addition, as part of our ongoing effort to restructure our content development business, we have established a Learning Management System research and development team, focusing on standardizing our existing proprietary content and allowing us to distribute our coursewares on various platforms in the future. This initiative, along with the successful launch of our Enterprise Resources Planning system and Knowledge Management System at the end of December 2008, will help Noah further strengthen its foundation, and lay the groundwork to establish itself as a leader in providing supplemental education services and drive stronger profitable growth in the long term,” Mr. Xu concluded.
Second Quarter Fiscal 2009 Financial Highlights
•	Net revenue increased by 10.6% to RMB135.4 million (US$19.8 million), compared with RMB122.4 million in the second quarter of fiscal 2008, exceeding the Company’s previously stated guidance of RMB132 million to RMB134 million

•	Gross profit increased by 19.9% to RMB68.5 million (US$10.0 million), representing a gross margin of 50.6%, compared with gross profit of RMB57.2 million, or a gross margin of 46.7%, in the second quarter of fiscal 2008

•	Operating income increased by 43.1% to RMB9.3 million (US$1.4 million), compared with RMB6.5 million in the second quarter of fiscal 2008

•	Net income decreased to RMB8.8 million (US$1.3 million), compared with RMB13.8 million in the second quarter of fiscal 2008, primarily due to a decrease in interest income

•	Basic and diluted earnings per share were RMB0.24 (US$0.04), compared with RMB0.40 and RMB0.38, respectively, for the second quarter of fiscal 2008. Basic and diluted earnings per share, excluding share-based compensation expense and the change in the fair value of warrants (non-GAAP), were RMB0.36 (US$0.05), compared with RMB0.79 and RMB0.77, respectively, for the second quarter of fiscal 2008

•	Cash, cash equivalents and short-term investments totaled RMB1.03 billion (US$151.0 million) as of December 31, 2008, compared with RMB1.05 billion as of September 30, 2008

•	Operating cash flow was RMB11.7 million (US$1.72 million) as of December 31, 2008, compared with RMB0.51 million as of December 31, 2007
Business and Operational Highlights
Electronic Learning Products (ELPs)
Digital Learning Device (DLD) products. Noah remains China’s industry leader in terms of both DLD sales and volume. Performance of DLD products has been steady as these products continue to moderate from the high-growth stage of the product cycle. However, the demand for DLDs remains solid with near-term product revenue growth expected to remain stable, compared to the same period in fiscal 2008.
Kid Learning Device (KLD) products. KLD product sales increased 34% sequentially and the Company continues to receive positive feedback from consumers since the product’s market launch in August 2008. KLDs remain the Company’s key growth driver in the ELP segment with continued sales and margin expansion opportunities expected in the near term.
E-Dictionaries. The demand for Noah’s e-dictionaries continues to taper. Noah expects revenue from e-dictionary sales to remain at or near current levels.
After-School Educational Services
Tutoring Centers. Noah’s after-school tutoring business maintained steady organic growth in the second quarter of fiscal 2009, recording net revenue of RMB0.98 million, an increase of 279.5% year-over-year, during what was a seasonally slow quarter. Noah continues its active discussions with potential acquisition targets to expand this segment of the business.
Content Development
The total number of courseware titles at the end of the second quarter of fiscal 2009 increased 13% to approximately 43,000, compared with 38,000 at the end of the prior quarter. Noah continues to make progress in expanding the quantity and the variety of courseware titles available for different age groups. In the fiscal second quarter, Noah continued to realign its research and development teams by establishing a team responsible for creating a new Learning Management System (LMS), a platform to standardize Noah’s proprietary content for distribution and management purposes. Noah is in its early stages of building the LMS based on the Shareable Content Object Reference Model (SCORM), a collection of standards and specifications for creating systematic content. LMS will enable Noah to distribute its extensive content database via various platforms including the ELPs, Internet, mobile phones, etc., with the objective to generate revenue in the medium- to long-term. This initiative is in line with the restructuring of the R&D team that the Company announced in the fiscal first quarter as part of an ongoing effort to build the Company into a full-pledged supplementary education services provider.

Access Noah and Access Noah Online Platform
Noah has expanded the number of schools in the Access Noah program to 900, an increase of approximately 10% from the 820 schools reported in the first quarter of fiscal 2009, further increasing the base of students and teachers with direct access to Noah’s products. The official Access Noah Online website, launched in December 2008, is a Web 2.0 portal that facilitates both an on- and off-line knowledge-sharing community that supplements the Access Noah program itself. Noah has expanded its total number of registered users to approximately 740,000 from the 700,000 users that migrated from the Company’s previous online platform.
Second Quarter of Fiscal 2009 Unaudited Financial Results
Net Revenue. Net revenue was RMB135.4 million (US$19.8 million) in the second quarter of fiscal 2009, exceeding the Company’s guidance of RMB132 million to RMB134 million. This represented an increase of 10.6% compared with net revenue of RMB122.4 million for the second quarter of fiscal 2008.
Net revenue from DLD products for the second quarter of fiscal 2009 was RMB71.5 million (US$10.5 million), a decrease of 14.1% year-over-year compared with RMB83.2 million in the second quarter of fiscal 2008. This decline was primarily attributable to the remaining efforts to offload Noah’s aging DLD products, which were sold at a lower ASP, as well as the initiation of the realignment of our distribution channels, which will continue to impact short-term DLD sales.
Net revenue from KLD products was RMB36.9 million (US$5.4 million), or 27.3% of total net revenue. This compares with net revenue of RMB27.5 million in the first quarter of fiscal 2009 following its market launch in August 2008.
Net revenue from e-dictionary products, representing 18.6% of total net revenue, decreased by 31.3% to RMB25.2 million (US$3.7 million) in the second quarter of fiscal 2009, compared with RMB36.7 million in the second quarter of fiscal 2008. The Company’s strategy in the ELP segment is to continue migrating its sales mix toward higher-margin DLD and KLD products, and maintaining its e-dictionary revenue near or at its current level.
Cost of revenue. Cost of revenue was RMB66.8 million (US$9.8 million), or 49.4% of net revenue, in the second quarter of fiscal 2009, compared with RMB65.2 million, or 53.3% of net revenue, in the second quarter of fiscal 2008.
Gross Profit. Gross profit was RMB68.5 million (US$10.0 million) for the second quarter of fiscal 2009, representing a gross margin of 50.6%. This compares with gross profit of RMB57.2 million and a gross margin of 46.7% in the second quarter of fiscal 2008.
Operating Expenses. Total operating expenses increased by 16.5% to RMB72.6 million (US$10.6 million), representing 53.6% of net revenue for the second quarter of fiscal 2009, compared with RMB62.3 million, or 50.9% of net revenue, in the second quarter of fiscal 2008. This was primarily attributable to the increase in U.S.-listing expenses for Noah and additional expenses the Company has incurred operating as a public company since its initial public offering (IPO) in October 2007.

Research and development expenses increased by 31.3% to RMB14.4 million (US$2.1 million), representing 10.7% of net revenue, in the second quarter of fiscal 2009, compared with RMB11.0 million, or 9% of net revenue, in the second quarter of fiscal 2008. This was primarily due to an increase in remuneration resulting from the expansion in R&D capability, and a proportionate increase in third-party software and content development costs.
Sales and marketing expenses, representing 34.2% of net revenue, increased by 15.4% to RMB46.2 million (US$6.8 million) in the second quarter of fiscal 2009, compared with RMB40.1 million, or 32.7% of net revenue, in the second quarter of fiscal 2008 as a result of increased sales and promotion efforts in connection with the rollout of two new KLD products.
General and administrative expenses, representing 8.7% of net revenue, were RMB11.8 million (US$1.7 million) in the second quarter of fiscal 2009, compared with RMB9.1 million, or 7.4% of net revenue, in the second quarter of fiscal 2008. This reflects an increase in staff costs, consulting fees related to the upgrading of the Company’s Enterprise Resource Planning (ERP) system, the launch of its Knowledge Management System (KMS) and Sarbanes-Oxley compliance project, and other legal and professional fees incurred as a result of Noah becoming a U.S.-listed company.
Other operating expenses was RMB125,378 (US$18,377) in the second quarter of fiscal 2009, representing 0.1% of net revenue, compared with RMB2.1 million or 1.7% of net revenue, in the second quarter of fiscal 2008. The 2008 fiscal second quarter included expenses relating to the Company’s IPO, which were not capitalized.
Income from Operations. Operating income for the second quarter of fiscal 2009 increased by 43.1% to RMB9.3 million (US$1.4 million), representing an operating margin of 6.8%, compared with operating income of RMB6.5 million and operating margin of 5.3% in the second quarter of fiscal 2008. The significant increase in operating income was a direct result of Noah’s 11% year-over-year revenue increase and 20% year-over-year gross profit increase.
Other Income, net. Interest income was RMB1.2 million (US$0.2 million) in the second quarter of fiscal 2009, compared with RMB8.4 million in second quarter of fiscal 2008, primarily due to a decrease in interest rates during the fiscal second quarter. Investment income was RMB2.7 million (US$0.4 million) in the second quarter of fiscal 2009. Other non-operating loss was RMB2.2 million (US$0.3 million) in the second quarter of fiscal 2009, primarily consisting of the unrealized loss in foreign currency exchange due to the impact of exchange rate fluctuations on intercompany loans. Derivative loss in the second quarter of fiscal 2009 was RMB2.1 million (US$0.3 million), representing the change in fair value of warrants as a result of the volatility in Noah’s share price. Noah does not expect to be impacted by a change in fair value of warrants after the third quarter of fiscal 2009.
Income before Taxes. Income before tax expense decreased by 39.5% to RMB8.8 million (US$1.3 million) in the second quarter of fiscal 2009, compared with RMB14.5 million in the second quarter of fiscal 2008.

Income Tax Expense. Noah received an income tax credit of RMB48,420 (US$7,097) for the second quarter of fiscal 2009, compared with a tax expense of RMB718,624 for the second quarter of fiscal 2008. The effective tax rate was -0.6% for the second quarter of fiscal 2009, compared with 4.9% for the second quarter of fiscal 2008. The decrease in tax expense and effective tax rate were attributable to an increase in deferred tax credits.
Net Income. The Company reported net income of RMB8.8 million (US$1.3 million), or RMB0.24 (US$0.04) per basic and diluted share for the second quarter of fiscal 2009. This compares with net income of RMB13.8 million, or RMB0.40 and RMB0.38 per basic and diluted share, respectively, for the second quarter of fiscal 2008.
Six Months Ended December 31, 2008 Unaudited Financial Results
Net revenue was RMB337.5 million (US$49.5 million) for the six months ended December 31, 2008, compared with RMB369.9 million for the six months ended December 31, 2007.
Net revenue from DLD sales totaled RMB206.9 million (US$30.3 million) in the first half of fiscal 2009, compared with RMB284.6 million in the first half of fiscal 2008. The decrease in DLD sales impacting overall net revenue in the first six months of fiscal 2009 was largely attributed to the clearing of Noah’s inventory channels and the consequent higher proportion of discounted sales of its outdated DLD product during the fiscal first quarter.
Net revenue from KLD products was RMB64.4 million (US$9.4 million) for the first half of fiscal 2009. E-dictionary product sales totaled RMB61.4 million (US$9.0 million), compared with RMB81.8 million in the first half of fiscal 2008.
Gross profit of RMB169.7 million (US$24.9 million), represented a gross margin of 50.3% in the first six months of fiscal 2009. This compares with gross profit of RMB181.4 million and a gross margin of 49% in the corresponding period last fiscal year.
Total operating expenses for the first six months of fiscal 2009 were RMB168.4 million (US$24.7 million), compared with RMB150.1 million in the comparable period in 2008, primarily attributable to the increase in research and development expenses and general and administrative expenses incurred as a result of Noah becoming a public company.
Operating income was RMB25.7 million (US$3.8 million) for the six-month period ended December 31, 2008, representing a 55.1% decrease compared with RMB57.2 million in the same period of 2007. Operating margin for the six–month period ended December 31, 2008 was 7.6%, versus 15.5% for the same six-month period in 2007. The decrease in operating income and margin was primarily due to the aforementioned factors impacting revenue and operating expenses.
For the first half of fiscal 2009, Noah reported net income of RMB44.7 million (US$6.5 million), or RMB1.20 (US$0.18) and RMB1.19 (US$0.17) per basic and diluted share, respectively. This compares with net income of RMB58.3 million, or RMB1.69 and RMB1.63 per basic and diluted share, respectively, for the first half of fiscal 2008.
Liquidity. As of December 31, 2008, Noah had cash, cash equivalents and short-term investments of RMB1.03 billion (US$151.0 million). This compares with cash, cash equivalents and short-term investments of RMB1.05 billion (US$154.3 million) as of September 30, 2008 and RMB1.02 billion as of June 30, 2008. Noah expects to record a decrease of RMB137.5 million (US$20.1 million) in its cash and cash equivalents in the third quarter of 2009 as a result of the one-time dividend payment in January 2009.

Share Repurchase Program
As of January 30, 2009, Noah repurchased approximately 2.4 million American Depositary Shares (ADSs) for US$8.9 million, and a total of US$1.1 million remains under the Company’s share repurchase program. The Company will continue to actively purchase shares during open trading windows in accordance with SEC regulations.
Financial Outlook for Third Quarter of Fiscal Year 2009
Based on current estimates and market conditions, Noah expects to generate net revenue in the range of RMB205 million to RMB210 million for the third quarter of fiscal 2009, representing an increase of 11% to 14% compared to the prior-year quarter. This forecast reflects Noah’s current and preliminary view, which is subject to change.
Conference Call
Noah has scheduled an investor conference call at 5:00 a.m. (Pacific) / 8:00 a.m. (Eastern) / 9:00 p.m. (Beijing/Hong Kong) on Wednesday, February 18, 2009 to discuss its second quarter fiscal 2009 financial results and recent business activities. Individuals interested in participating in the call may do so by dialing (US) +1 866-510-0676 or +1 617-597-5361 / (China) +10-800-130-0399 / (HK) +###-##-#### / (UK) +00 800-2800-2002. A telephone replay will be available shortly after the call until February 24, 2009 by dialing (US) +1 888-286-8010 or (International) +1-617-801-6888, and entering the passcode 36498267.
A live webcast of the conference call and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.
Statement Regarding Unaudited Financial Information
The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8225 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2008 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation and change in fair value of warrants. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.
About Noah
Noah Education Holdings Limited (“Noah”) is a leading provider of supplementary education content to China’s elementary and middle school students. Noah’s core offering includes the development and marketing of electronic learning products (ELPs), interactive educational courseware content, software, on- and offline delivery platforms and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for students throughout China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the growing student population. The interactive and comprehensive services Noah offers will enable students and teachers to engage in knowledge-sharing communities, all centered around the Noah brand. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.
For more information about Noah, please visit http://www.noahedu.com.cn.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Contact:

Investor Contact:	Investor Relations (US):
Wendy Li	Jessica McCormick
Noah Education Holdings Ltd	Taylor Rafferty
Tel: +86-755-8204-3194	Tel: +1 212-889-4350
Email: lixin@noahedu.com	Email: noahedu@taylor-rafferty.com

Investor Relations (HK):
Eleanor Tang
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com
– FINANCIAL TABLES FOLLOW –

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended			Six months ended
	December 31			December 31
	2007	2008	2008	2007	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	122,411,495	135,357,487	19,839,866	369,897,102	337,536,982	49,474,090
Cost of revenue	(65,248,283)	(66,835,371)	(9,796,317)	(188,504,372)	(167,814,408)	(24,597,202)

Gross profit	57,163,212	68,522,116	10,043,549	181,392,730	169,722,574	24,876,889
Research & development expenses	(10,991,412)	(14,428,606)	(2,114,856)	(23,257,137)	(31,662,617)	(4,640,911)
Sales & marketing expenses	(40,054,784)	(46,228,344)	(6,775,866)	(110,172,089)	(110,943,947)	(16,261,480)
General and administrative expenses	(9,096,279)	(11,772,890)	(1,725,598)	(14,554,130)	(25,607,350)	(3,753,368)
Other expenses	(2,130,281)	(125,378)	(18,377)	(2,140,481)	(138,058)	(20,236)

Total operating expenses	(62,272,756)	(72,555,218)	(10,634,697)	(150,123,837)	(168,351,972)	(24,675,994)

Other operating income	11,575,260	13,284,609	1,947,176	25,897,848	24,325,769	3,565,521

Operating income	6,465,716	9,251,507	1,356,029	57,166,741	25,696,371	3,766,416
Derivative gain (loss)	(285,783)	(2,108,498)	(309,051)	(6,062,347)	3,052,506	447,418
Interest income	8,353,742	1,157,898	169,718	8,547,124	1,799,040	263,692
Investment income	0	2,675,696	392,187	0	10,465,922	1,534,030
Other Non-Operating income	0	(2,186,930)	(320,547)	0	3,919,299	574,467

Income before income taxes	14,533,675	8,789,673	1,288,336	59,651,518	44,933,138	6,586,022
Provision for income taxes	(718,624)	48,420	7,097	(1,338,848)	(267,089)	(39,148)

Net income	13,815,051	8,838,093	1,295,433	58,312,670	44,666,049	6,546,874
Deemed dividend	0	0	0	(379,092)	0	0

Net income attributable to ordinary shareholders	13,815,051	8,838,093	1,295,433	57,933,578	44,666,049	6,546,874

Net income per share
Basic	0.40	0.24	0.04	1.69	1.20	0.18
Diluted	0.38	0.24	0.04	1.63	1.19	0.17

Weighted average ordinary shares outstanding
Basic	34,925,840	36,348,192		28,145,005	37,140,389
Diluted	36,022,820	36,502,047		29,252,074	37,646,043

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	September 30,	December 31,
	2008	2008	2008
	Unaudited	Unaudited	Unaudited
	RMB	RMB	USD

Assets:
Current assets
Cash and cash equivalents	232,982,355	757,198,094	110,985,430
Short-term investment	814,896,506	273,049,099	40,021,854
Accounts receivables, net of allowance	202,857,293	162,695,505	23,846,904
Related party receivables	840,341	629,226	92,228
Inventories	86,762,785	116,676,757	17,101,760
Prepaid expenses, deferred tax assets and other current assets	47,854,617	70,623,359	10,351,537
Deferred tax asset	1,893,904	1,954,800	286,523

Total current assets	1,388,087,801	1,382,826,840	202,686,235
Property, plant and equipment, net	18,838,872	19,117,816	2,802,172
Intangible assets, net	5,969,815	5,031,888	737,543

Total assets	1,412,896,488	1,406,976,544	206,225,950

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	71,106,970	82,272,150	12,058,945
Other payables, accruals	38,153,416	34,116,843	5,000,637
Advances from customers	3,276,147	2,219,755	325,358
Income taxes payable	857,840	870,316	127,566
Deferred revenues	10,166,345	8,476,326	1,242,408
Dividend payable	0	137,519,663	20,156,785

Total current liabilities	123,560,718	265,475,053	38,911,697
Warrants	643,582	2,754,480	403,735

Total liabilities	124,204,300	268,229,534	39,315,432

Shareholders’ Equity
Ordinary shares	15,036	14,591	2,139
Additional paid-in capital	1,142,854,307	1,119,539,792	164,095,243
Accumulated other comprehensive loss	(95,253,424)	(93,202,072)	(13,660,985)
Retained earnings	241,076,271	112,394,701	16,474,122

Total shareholders’ equity	1,288,692,189	1,138,747,012	166,910,518

Total liabilities and shareholders’ equity	1,412,896,489	1,406,976,545	206,225,950

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended					Six months ended
	December 31					December 31
	2007		2008			2007		2008
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	122,411,495	100.0%	135,357,487	19,839,866	100.0%	369,897,102	100.0%	337,536,982	49,474,090	100.0%

GAAP gross profit	57,163,212	46.7%	68,522,115	10,043,549	50.6%	181,392,730	49.0%	169,722,574	24,876,889	50.3%
Share-based compensation	50,408	0.0%	61,404	9,000	0.0%	100,816	0.0%	122,809	18,001	0.0%

Non-GAAP gross profit	57,213,620	46.7%	68,583,520	10,052,550	50.7%	181,493,546	49.1%	169,845,383	24,894,889	50.3%

GAAP operating income	6,465,717	5.3%	9,251,507	1,356,029	6.8%	57,166,742	15.5%	25,696,371	3,766,416	7.6%
Share-based compensation	13,567,890	11.1%	2,301,798	337,383	1.7%	15,417,277	4.2%	4,603,595	674,767	1.4%

Non-GAAP operating income	20,033,607	16.4%	11,553,305	1,693,412	8.5%	72,584,019	19.6%	30,299,966	4,441,182	9.0%

GAAP net income	13,815,051	11.3%	8,838,092	1,295,433	6.5%	58,312,670	15.8%	44,666,049	6,546,874	13.2%
Share-based compensation	13,567,890	11.1%	2,301,798	337,383	1.7%	15,417,277	4.2%	4,603,595	674,767	1.4%
Change in the fair value of warrants	285,783	0.2%	2,108,498	309,051	1.6%	6,062,347	1.6%	(3,052,506)	(447,418)	-0.9%

Non-GAAP net income	27,668,725	22.6%	13,248,388	1,941,867	9.8%	79,792,295	21.6%	46,217,138	6,774,223	13.7%

GAAP net income per share
Basic	0.40		0.24	0.04		1.69		1.20	0.18
Diluted	0.38		0.24	0.04		1.63		1.19	0.17

Non-GAAP net income per share
Basic	0.79		0.36	0.05		2.39		1.33	0.19
Diluted	0.77		0.36	0.05		2.30		1.31	0.19
- End -